EXHIBIT 99.1

UROPLASTY REPORTS FISCAL SECOND QUARTER 2012 FINANCIAL RESULTS

~Net sales increase 53% to $5.0 Million~
~Sales to U.S. customers grow 86% driven by a 95% increase in Urgent® PC and a 75% increase in Macroplastique®~
~509 Active Urgent PC customers in the second quarter establishes new quarterly record~
~Conference call today at 4:30 p.m. ET~

MINNEAPOLIS, MN, October 27, 2011 – Uroplasty, Inc. (NASDAQ: UPI), a medical device company that develops, manufactures and markets innovative proprietary products to treat voiding dysfunctions, today reported financial results for the second quarter of fiscal 2012 ended September 30, 2011.

Global sales increased 53% to $5.0 million in the fiscal second quarter of 2012, compared with $3.2 million in the fiscal second quarter last year.  The growth reflects continued strong sales in the U.S., up 86% in the fiscal second quarter compared with the prior year.  U.S. sales growth was driven by a 95% increase in sales of the Urgent PC Neuromodulation System and a 75% increase in sales of Macroplastique.

“This was a strong quarter for Uroplasty, reflecting growth in both Urgent PC Systems and Macroplastique products, demonstrating solid execution of our plans to drive sales,” said David Kaysen, President and CEO of Uroplasty, Inc.  “The number of active U.S. Urgent PC customers during the fiscal second quarter increased over the fiscal first quarter by 108 to a record of 509.  We sold 2,579 lead set boxes in the U.S. during the quarter, an increase of 30% over the fiscal first quarter of 1,985. The strength in Macroplastique sales was the result of our focus on this product line to quickly capture share with the exit of a former competitor from the market.”

Urgent PC sales in the U.S. were $2.0 million in the quarter ended September 30, 2011, compared with $1.0 million in the same quarter last year.  The growth in Urgent PC sales is the result of the expanded sales and marketing efforts the Company has made subsequent to obtaining the new Category I CPT® code for posterior tibial nerve stimulation (PTNS) that became effective in January 2011, and the increased reimbursement coverage by insurance carriers. Reimbursement coverage for PTNS under the new code has been confirmed by 10 of the 13 regional Medicare carriers and a growing number of large private payers.

“We have focused on expanding coverage from Medicare carriers and private payers for PTNS treatments, and today insurers covering approximately 115 million lives provide coverage for PTNS,” continued Mr. Kaysen.  “In addition to expanding our customer base, our sales representatives are focused on increasing utilization by the many new customers we have added over the past several quarters.”

Macroplastique sales also grew significantly during the fiscal second quarter. Macroplastique sales in the U.S. totaled $1.4 million in the recent second quarter compared to $791,000 during the same quarter last year.  Growth of Macroplastique sales was due to the Company’s focus on generating sales with the exit of a former competitor from the bulking market.

“During the quarter, we made very good progress in growing sales and our share of the bulking market, particularly in the U.S.  We set another record for Macroplastique sales in the fiscal second quarter and currently are on a $5.5 million annual run rate, which we do not expect to change significantly in the coming quarters,” Mr. Kaysen commented.

Net sales to customers outside of the U.S. for the fiscal second quarter ended September 30, 2011 totaled $1.5 million, an increase of 10% from $1.4 million in the same quarter last year.  Excluding the impact of foreign exchange translation, sales outside the U.S. increased by approximately 2%.

The Company reported an operating loss of $1.3 million in the fiscal second quarter, compared with $947,000 in the same quarter last year, primarily due to the investments made to expand the sales and marketing organization.  Excluding non-cash charges for share-based compensation and depreciation and amortization expense, the non-GAAP operating loss was $837,000 in the fiscal second quarter, compared with $591,000 in the fiscal second quarter a year ago.

For the six month period ended September 30, 2011, sales grew 53% to $9.6 million, reflecting an 82% increase in U.S. sales and a 17% increase in sales outside the U.S.  In the U.S., sales of Urgent PC increased 85% and Macroplastique sales grew 78%.  The Company ended the quarter with cash, cash equivalents and cash investments of $17.3 million.

“Our sales staff continues to execute very well. They worked hard to generate sales of Macroplastique and made excellent progress in bringing in new physician customers for Urgent PC.  At quarter end, we had a field staff of 40 sales reps.  By early November, based on hiring confirmations, we expect to have 42 sales reps, five regional sales directors and five reimbursement managers.

“We see an excellent opportunity for continued growth in our markets. To ensure that we maximize the potential we will be focused on driving utilization with our existing customers, as well as seeking new customers.  With our significant market opportunity, a strengthening sales and marketing organization, and solid financial position, we anticipate continued growth in sales and improved results throughout fiscal 2012,” concluded Mr. Kaysen.

Conference Call
Uroplasty will host an audio conference call today at 3:30 pm Central, 4:30 pm Eastern, to review the financial results for the second quarter ended September 30, 2011. David Kaysen, President and Chief Executive Officer, and Medi Jiwani, Vice President, Chief Financial Officer and Treasurer, will host the call. Individuals wishing to participate in the conference call should dial 888-549-7880. An audio replay will be available for 30 days following the call at 800-406-7325 (domestic) or 303-590-3030 (international), with the passcode 4481369#.

About Uroplasty, Inc.
Uroplasty, Inc., headquartered in Minnetonka, Minnesota, with wholly-owned subsidiaries in
The Netherlands and the United Kingdom, is a medical device company that develops, manufactures and markets innovative proprietary products for the treatment of voiding dysfunctions.  Our focus is the continued commercialization of our Urgent PC Neuromodulation System, the only FDA-cleared system that delivers posterior tibial nerve stimulation for the office-based treatment of overactive bladder and the associated symptoms of urgency, frequency and urge incontinence.

We also offer Macroplastique Implants, an injectable urethral bulking agent for the treatment of adult female stress urinary incontinence primarily due to intrinsic sphincter deficiency. For more information on the company and its products, please visit Uroplasty, Inc. at www.uroplasty.com.

Forward-Looking Information
This press release contains forward-looking statements that reflect our best estimates regarding future events and financial performance. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our anticipated results. We discuss in detail the factors that may affect the achievement of our forward-looking statements in our Annual Report on Form 10-K filed with the SEC.  In particular, we cannot be certain that we will ever achieve sustained profitability, that the rate of reimbursement for PTNS treatments will be adequate to justify the cost of our product, that other Medicare carriers or private payers will provide coverage for this treatment or that existing carriers and payers will not change their coverage decisions, that the rate of adoption of our productions by new customers will continue, or that any of the other risks identified in our 10-K will not adversely affect our expectations as described in these forward-looking statements.

CPT is a registered trademark of the American Medical Association.

For Further Information: Uroplasty, Inc. David Kaysen, President and CEO, or Medi Jiwani, Vice President, CFO, and Treasurer 952.426.6140	EVC Group Doug Sherk/Jenifer Kirtland (Investors) 415.568.4887 Chris Gale (Media) 646.201.5431

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2011	2010	2011	2010

Net sales	$4,967,621	$3,244,823	$9,620,743	$6,280,322
Cost of goods sold	759,336	594,469	1,468,901	1,105,165

Gross profit	4,208,285	2,650,354	8,151,842	5,175,157

Operating expenses
General and administrative	942,557	897,368	1,964,415	1,747,877
Research and development	456,871	472,008	912,631	872,637
Selling and marketing	3,869,875	2,017,420	7,464,017	4,005,946
Amortization	214,056	210,682	426,371	421,450
	5,483,359	3,597,478	10,767,434	7,047,910

Operating loss	(1,275,074)	(947,124)	(2,615,592)	(1,872,753)

Other income (expense)
Interest income	13,716	17,999	31,550	31,627
Interest expense	(57)	(1,938)	(57)	(3,885)
Foreign currency exchange gain (loss)	(8,587)	10,574	(3,279)	12,364
	5,072	26,635	28,214	40,106

Loss before income taxes	(1,270,002)	(920,489)	(2,587,378)	(1,832,647)

Income tax expense	8,485	2,183	22,416	19,333

Net loss	$(1,278,487)	$(922,672)	$(2,609,794)	$(1,851,980)

Basic and diluted loss per common share	$(0.06)	$(0.05)	$(0.13)	$(0.11)

Weighted average common shares outstanding:
Basic and diluted	20,689,000	19,088,000	20,659,000	17,208,000

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30, 2011	March 31, 2011

Assets
Current assets:
Cash and cash equivalents & short-term investments	$14,162,296	$14,084,150
Accounts receivable, net	2,255,593	2,085,262
Inventories	738,534	677,960
Other	489,730	348,100
Total current assets	17,646,153	17,195,472

Property, plant, and equipment, net	1,160,008	1,210,542
Intangible assets, net	1,365,963	1,725,136
Long-term investments	3,160,300	5,508,701
Deferred tax assets	86,839	87,031
Total assets	$23,419,263	$25,726,882

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$626,650	$658,107
Current portion – deferred rent	35,000	35,000
Income tax payable	8,193	6,901
Accrued liabilities:
Compensation	1,479,377	1,597,657
Other	339,299	247,451

Total current liabilities	2,488,519	2,545,116

Deferred rent – less current portion	59,658	77,272
Accrued pension liability	396,379	475,845

Total liabilities	2,944,556	3,098,233

Total shareholders’ equity	20,474,707	22,628,649

Total liabilities and shareholders’ equity	$23,419,263	$25,726,882

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Unaudited)

	Six Months Ended September 30,
	2011	2010
Cash flows from operating activities:
Net loss	$(2,609,794)	$(1,851,980)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	552,275	567,576
Loss on disposal of equipment	6,475	192
Amortization of premium on marketable securities	17,039	-
Share-based consulting expense	2,787	8,202
Share-based compensation expense	288,754	140,490
Deferred income taxes	(3,040)	(4,925)
Deferred rent	(17,614)	(17,614)
Changes in operating assets and liabilities:
Accounts receivable, net	(196,435)	(187,514)
Inventories	(65,281)	(125,674)
Other current assets	(143,370)	(57,949)
Accounts payable	(27,130)	1,196
Accrued liabilities	(20,515)	94,179
Accrued pension liability, net	(65,303)	(48,246)
Net cash used in operating activities	(2,281,152)	(1,482,067)

Cash flows from investing activities:
Proceeds from maturity of marketable securities	11,018,268	2,500,000
Purchases of marketable securities	(5,280,042)	(5,000,000)
Purchases of property, plant and equipment	(106,325)	(94,506)
Purchase of intangible assets	(67,198)	(11,300)
Net cash provided by (used in) investing activities	5,564,703	(2,605,806)

Cash flows from financing activities:
Net proceeds from public offering of common stock	-	14,917,059
Net proceeds from exercise of warrants and options	207,050	2,275,906
Net cash provided by financing activities	207,050	17,192,965

Effect of exchange rate changes on cash and cash equivalents	(15,824)	(28,674)

Net increase in cash and cash equivalents	3,474,777	13,076,418

Cash and cash equivalents at beginning of period	6,063,573	2,311,269

Cash and cash equivalents at end of period	$9,538,350	$15,387,687

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$57	$-
Cash paid (received) during the period for income taxes	24,074	(248)

Non-GAAP Financial Measures:  The following table reconciles our operating loss calculated in accordance with accounting principles generally accepted in the U.S. (GAAP) to non-GAAP financial measures that exclude non-cash charges for share-based compensation, and depreciation and amortization expenses from gross profit, operating expenses and operating loss.  The non-GAAP financial measures used by management and disclosed by us are not a substitute for, or superior to, financial measures and consolidated financial results calculated in accordance with GAAP, and you should carefully evaluate our reconciliations to non-GAAP.  We may calculate our non-GAAP financial measures differently from similarly titled measures used by other companies.  Therefore, our non-GAAP financial measures may not be comparable to those used by other companies.  We have described the reconciliations of each of our non-GAAP financial measures described above to the most directly comparable GAAP financial measures.

We use these non-GAAP financial measures, and in particular non-GAAP operating loss, for internal managerial purposes and incentive compensation for senior management because we believe such measures are one important indicator of the strength and the operating performance of our business.  Analysts and investors frequently ask us for this information.  We believe that they use these measures to evaluate the overall operating performance of companies in our industry, including as a means of comparing period-to-period results and as a means of evaluating our results with those of other companies.

Our non-GAAP operating loss during the three months ended September 30, 2011 and 2010 was approximately $837,000 and $591,000, respectively.  Our non-GAAP operating loss during the six months ended September 30, 2011 and 2010 was approximately $1.8 million and $1.2 million, respectively.  The increase in non-GAAP operating loss is attributed primarily to the increase in Selling and Marketing expenses.

		Expense Adjustments
Three-Months Ended	GAAP	Share-based Expense	Depreciation	Amortization	Non-GAAP
September 30, 2011
Gross Profit	$4,208,000	$6,000	$8,000		$4,222,000
% of sales	84.7%				85.0%
Operating Expenses
General and administrative	942,000	(90,000)	(40,000)		812,000
Research and development	457,000	(11,000)	(3,000)		443,000
Selling and marketing	3,870,000	(53,000)	(13,000)		3,804,000
Amortization	214,000			$(214,000)	-
	5,483,000	(154,000)	(56,000)	(214,000)	5,059,000

Operating Loss	$(1,275,000)	$160,000	$64,000	$214,000	$(837,000)

September 30, 2010
Gross Profit	$2,650,000	$4,000	$16,000		$2,670,000
% of sales	81.7%				82.3%
Operating Expenses
General and administrative	897,000	(43,000)	(38,000)		816,000
Research and development	472,000	(7,000)	(2,000)		463,000
Selling and marketing	2,017,000	(18,000)	(17,000)		1,982,000
Amortization	211,000			$(211,000)	-
	3,597,000	(68,000)	(57,000)	(211,000)	$3,261,000

Operating Loss	$(947,000)	$72,000	$73,000	$211,000	$(591,000)

		Expense Adjustments
Six-Months Ended	GAAP	Share-based Expense	Depreciation	Amortization	Non-GAAP
September 30, 2011
Gross Profit	$8,152,000	$11,000	$15,000		$8,178,000
% of sales	84.7%				85.0%
Operating Expenses
General and administrative	1,965,000	(164,000)	(80,000)		1,721,000
Research and development	913,000	(19,000)	(6,000)		888,000
Selling and marketing	7,464,000	(98,000)	(25,000)		7,341,000
Amortization	426,000			$(426,000)	-
	10,768,000	(281,000)	(111,000)	(426,000)	9,950,000

Operating Loss	$(2,616,000)	$292,000	$126,000	$426,000	$(1,772,000)

September 30, 2010
Gross Profit	$5,175,000	$9,000	$32,000		$5,216,000
% of sales	82.4%				83.1%
Operating Expenses
General and administrative	1,748,000	(68,000)	(76,000)		1,604,000
Research and development	873,000	(13,000)	(5,000)		855,000
Selling and marketing	4,006,000	(59,000)	(34,000)		3,913,000
Amortization	421,000			$(421,000)	-
	7,048,000	(140,000)	(115,000)	(421,000)	6,372,000

Operating Loss	$(1,873,000)	$149,000	$147,000	$421,000	$(1,156,000)